

Mail Stop 3561

September 10, 2009

Ms. Doreen E. Zimmerman
President
No Show, Inc.
3415 Ocatillo Mesa Way
North Las Vegas, Nevada 89031

      RE: No Show, Inc.
              Amendment No. 1 to Item 4.01 Form 8-K
              Filed September 3, 2009
              File No. 0-52961

Dear Ms. Zimmerman:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Ta Tanisha Meadows
                        Staff Accountant